Exhibit 10.1

Confidential Materials omitted and filed separately with the
Securities and Exchange Commission.  Asterisks denote omissions.

SUB-LICENSE AGREEMENT

THIS SUB-LICENSE AGREEMENT (this “Agreement”) is made effective the 15th day of May, 2007 (the “Effective Date”), by and between QuatRx Pharmaceuticals Company, a Delaware corporation, with offices at 777 East Eisenhower Parkway, Suite 100, Ann Arbor, Michigan 48108 (hereinafter “QuatRx”), and Collagenex Pharmaceuticals Inc., a Delaware corporation, with offices at 41 University Drive, Suite 200, Newtown, PA 18940 (hereinafter “Collagenex”).  QuatRx and Collagenex are each individually referred to herein as a “Party” and collectively as the “Parties”.

WHEREAS, QuatRx has licensed from Deltanoid Pharmaceuticals, Inc. (“Deltanoid”) certain intellectual property rights, and QuatRx is willing to grant a sublicense to Collagenex under such intellectual property rights and Collagenex desires a license under all of them;

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth below, the parties covenant and agree as follows:

Section 1.              Definitions.

“Affiliate” shall mean each and every business entity controlling, controlled by or under common control with a Party.  For purposes of this definition, “control” shall mean ownership, directly or indirectly, of more than fifty percent (50%) of the voting or income interest of the applicable business entity.

“Agreement” has the meaning set forth in the first paragraph.

“Claim” has the meaning set forth in Section 9.1.

“Collagenex” has the meaning set forth in the first paragraph.

“Collagenex Technology” shall mean all inventions, discoveries, know-how, trade secrets, data, reports and information, of a technical nature specifically relating to any Product or potential Product, which is owned or controlled by

Collagenex at any time after the Effective Date, and which is necessary or useful in furtherance of the development, manufacture or marketing of such Product or potential Product, and all patents, patent applications and other intellectual rights covering any of the foregoing.

“Combination Product” shall mean a Product containing the Compound and at least one other active pharmaceutical ingredient.

“Compound” shall mean (20S)-2-methylene-19-nor-bis-homo-1a hydroxypregnacalciferol, also referred to as “becocalcidiol” or “QRX-101”.

“Confidential Information” has the meaning set forth in Section 7.1.

“Deltanoid” shall mean Deltanoid Pharmaceuticals, Inc.

“Deltanoid License” shall mean that certain Exclusive License Agreement dated effective November 7, 2001 by and between Deltanoid and QuatRx.

“Development” shall mean the development of any Product from and after the Effective Date through, and including, product registration.

“Development Plan” shall mean the plan for the Development attached hereto as Exhibit B. The Development Plan shall include projected dates by which certain development activities shall be completed as well as the underlying assumptions upon which such projections are based.

“Diligence Milestones” shall mean the requirements set forth on Exhibit C, attached hereto

“Disclosing Party” has the meaning set forth in Section 7.1.

“Effective Date” shall mean the date first above written as the effective date of this Agreement.

“FDA” shall mean the United States Food and Drug Administration or any successor entity.

“First Commercial Sale” shall mean the first sale of a Product to a third party (other than an Affiliate or sublicensee) in any jurisdiction in the Territory after regulatory approval for such sale has been obtained from the appropriate regulatory authorities in such jurisdiction.

“IND” shall mean an Investigational New Drug Application as that term is defined in applicable FDA regulations.

“Invention” has the meaning set forth in Section 8.1.

“Inventor” has the meaning set forth in Section 8.1.

“Major EU Country” shall mean any of France, Germany, Italy, Spain or the United Kingdom.

“Marketing Approval” shall mean approval by the applicable FDA equivalent governmental entity with authority to approve the sale of pharmaceutical products for human use in the applicable jurisdiction.

“NDA” shall mean a New Drug Application as defined by FDA regulations.

“Net Sales” shall mean the gross receipts from sales in any country less deductions for: (i) transportation and insurance charges; (ii) sales and excise taxes, tax, tariff, duty or any other governmental charges or duties paid; (ii) normal and customary trade, quantity and cash discounts and rebates allowed;  (iii) allowances on account of rejection or return by customers; (iv) credits, rebates, charge-back rebates, reimbursements or similar payments actually granted or given to wholesalers and other distributors, buying groups, health care insurance carriers, governmental agencies and other institutions; (v) payments or rebates actually paid in connection with state or federal Medicare, Medicaid or similar programs.  However, except where the sublicensee or Affiliate is the end-user, any sale to a sublicensee or Affiliate shall be excluded from the computation of Net Sales, but any subsequent sale by the sublicensee or Affiliate to a third party other than another sublicensee or Affiliate shall be included in the computation of Net Sales.

“Party” or “Parties” has the meaning set forth in the first paragraph.

“Product” shall mean any product which contains the Compound as one of its active ingredients, which product is being developed or is approved for topical treatments (topical treatments do not include patch delivery systems or mucous membrane delivery systems, such as a suppository, intended for systemic treatment) of skin diseases (including treatments of skin, hair and nails).

“Progress Report” shall mean a written report prepared by Collagenex that includes a detailed summary, as of the submission date, of the following topics at a level that enables QuatRx to determine the progress of the development of Products and to determine whether or not Collagenex has met its diligence obligations set forth in Article 3:

•                                          summary of work completed with respect to Development and commercialization of Products;

•                                          a description of key scientific discoveries relating to Products;

•                                          a summary of work in progress with respect to Development and commercialization of Products;

•                                          a current schedule of anticipated events and milestones with respect to Development and commercialization of Products, including the Diligence Milestones and those events and milestones specified in the Development Plan;

•                                          Market plans for introduction of Products including the anticipated and actual market introduction dates of each Product;

•                                          a description of sublicensees’ and/or development partners’ activities relating to the above items, if there are any sublicensees or development partners;

•                                          a summary of resources (dollar value) spent in the reporting period with respect to Development and commercialization of Products; and

•                                          if sublicenses are granted pursuant to Article 2 of this Agreement, the identity and number of all Products under development by each sublicensee for each Product in development.

“QuatRx” has the meaning set forth in the first paragraph.

“QuatRx Inlicensed Patents” shall mean the patent applications and patents listed in Exhibit A, which is attached hereto and is incorporated herein by reference and any foreign counterparts thereof, and any continuations, continuations-in-part, divisions, re-issues, additions, renewals and extensions thereof, and any patents issuing therefrom all to the extent licensed by QuatRx from Deltanoid under the Deltanoid License.

“QuatRx Owned Patents” shall mean the patents and patent applications listed on Exhibit A as QuatRx Owned Patents and any foreign counterparts of the foregoing, and any continuations, continuations-in-part, divisions, re-issues, additions, renewals and extensions thereof, and any patents issuing therefrom.

“Representatives” shall mean, as to any person, its shareholders, employees, agents (such word including, without limitation, any person acting on behalf of such person), consultants, independent contractors, officers and directors.

“Royalty Term” shall mean, with respect to a particular Product in any jurisdiction in the Territory, the period of time commencing on the date of the First Commercial Sale of such Product in such jurisdiction and ending upon the later of (a) the ten year anniversary of such date of First Commercial Sale and (b) the date of expiration of the last to expire QuatRx Owned Patent or QuatRx Inlicensed Patent containing a Valid Claim which would be infringed by the manufacture, use, importation, offer for sale, or sale of such Product in such jurisdiction.

“Steering Committee” has the meaning set forth in Section 3.3.

“Technical Information” shall mean any and all know-how, trade secrets and other information of a technical or scientific nature specifically relating to any Product or potential Product which is necessary or useful in furtherance of the development, manufacture or marketing of such Product or potential Product.

“Territory” shall mean all jurisdictions worldwide other than Japan.

“Valid Claim” shall mean a claim contained in an issued patent or patent application, which claim has not expired and has not been held unenforceable, unpatentable or invalid by an unappealable decision of a court or other governmental agency of competent jurisdiction.

“WARF” shall mean Wisconsin Alumni Research Foundation, a nonstock, nonprofit Wisconsin corporation.

Section 2.              Grant.

2.1.          Sub-License.  QuatRx hereby grants to Collagenex an exclusive (even as to QuatRx) license in the Territory, with the right to grant sublicenses, under the QuatRx Inlicensed Patents and the QuatRx Owned Patents to the extent necessary to make, have made, use, sell, have sold, and import the Compound for topical treatments (topical treatments do not include patch delivery systems or mucous membrane delivery systems, such as a suppository, intended for systemic treatment) of skin diseases (including treatments of skin, hair and nails).  The foregoing license specifically excludes the right to, and the right to license others to, make, have made, use, sell, have sold, or import (a) any treatment of cancer or renal osteodystrophy, (b) products approved, made, use, sold, and marketed for systemic applications, and (c) products other than Products. Collagenex acknowledges and agrees that Collagenex’s rights in this Agreement are subject to the terms and conditions of the Deltanoid License.

Section 3.              Development.

3.1.          Development Responsibility.  As of the Effective Date and subject to the terms of this Article 3, Collagenex shall assume responsibility for the performance and funding of the Development and shall conduct the Development in accordance with the requirements and time schedules set forth in the Development Plan and in accordance with the Diligence Milestones.  The Steering Committee shall meet within 30 days of the Effective Date to coordinate the transfer of responsibility for the Development to Collagenex. Except to the extent set forth in Section 3.3, QuatRx shall not be required to incur any research or development costs or otherwise conduct research or development relating to the Compound or any Products.

3.2.          Technology Transfer.  Except to the extent necessary to permit QuatRx to perform its obligations under Section 3.3, within 90 days of the Effective Date, QuatRx shall deliver to Collagenex copies of all materials consisting of the Technical Information in its possession as of the Effective Date. In addition, within one year of the Effective Date, QuatRx will provide to Collagenex, upon written request from Collagenex, all existing quantities of Compound API (approximately [**]) in QuatRx’s possession or control. Collagenex will pay QuatRx a $[**] fee for such Compound API upon exercise of Collagenex’s option to receive such Compound API.

3.3.          Steering Committee.

3.3.1 Formation.  Within 30 days of the Effective Date, Collagenex and QuatRx shall each appoint two representatives to a Steering Committee (the “Steering Committee”). Such representatives will include individuals with expertise and responsibilities in the area of clinical development. The Steering Committee shall agree on modifications and amendments to the Development Plan, shall monitor execution of the Development Plan, and shall oversee all aspects of the Development of each Product through the filing of an NDA or its foreign equivalent. The Steering Committee will meet on a semi-annual basis and will otherwise communicate on an as-needed basis by telephone, facsimile and video conference. At least 3 business days prior to each meeting of the Steering Committee, Collagenex shall deliver to QuatRx a Progress Report. Each party recognizes the importance of the Steering Committee in the success of the Development and will use diligent efforts to cause all of its representatives to the Steering Committee to attend all meetings of the Steering Committee. A party may change any of its appointments to the Steering Committee at any time upon giving written notice to the other Party. Any disputes or disagreements within the Steering Committee (other than with respect to modifications or amendments to the Development Plan) shall be resolved pursuant to Section 3.3.3.

3.3.2. Meetings  Subject to Section 3.3.1, the Steering Committee may meet by telephone or video conference or in person at such times as are agreeable to the members of such committee. Attendance at meetings shall be at the respective expense of the participating parties. The Steering Committee shall assure that agendas and minutes are prepared for each of its meetings. All actions taken and decisions made by the Steering Committee shall be by unanimous agreement.  If personal attendance is not possible for valid reasons, voting by proxy is permissible.

3.3.3. Committee Dispute Resolution.  Notwithstanding the provisions of Section 10.1, any disputes or disagreements arising in the Steering Committee will be referred to the chief executives of each of Collagenex and QuatRx.  In the event that after good faith discussion, the chief executives are unable to resolve such dispute, Collagenex shall have the right to make a final determination on the outcome of such dispute (other than any dispute regarding the modification or amendment to the Development Plan, which shall require the unanimous agreement of the Steering Committee).

3.4. Diligence and Termination.  Collagenex shall earnestly and diligently develop, seek approval for, commercialize, market, sell and meet the commercial demand for all Products in accordance with the Diligence Milestones and the time schedule and requirements set forth in the Development Plan.  The Parties acknowledge and agree that the Development Plan shall be regularly reviewed and modified to reflect the actual experience of Collagenex in conducting development of the Compound. In the event that Collagenex notifies QuatRx in writing that it will not pursue commercialization in a particular country or region (including, without limitation, by failure to include such country or region in the notice required in the first sentence of milestone 8 of Exhibit C), then QuatRx shall have the right to terminate the license rights granted hereunder with respect to such country or region .  In addition, QuatRx shall have the right to terminate the license rights granted hereunder with respect to any country or region which (a) is identified in a CollaGenex Diligence Milestone on Exhibit C or (b) is identified in the notice described in the second sentence of milestone number 8 on Exhibit C and, in the case of either (a) or (b), in relation to which Collagenex has failed to fulfill its diligence obligations set forth herein, or in any plan proposed pursuant hereto, including, without limitation, failure to file for approval to sell Products in any country or region within the applicable time frames set forth in the Diligence Milestones. In the event that Collagenex’s rights are terminated with respect to any country or region per this Section 3.4, the provisions of Section 6.7 shall apply with respect to the terminated country or region.

If, at any time, QuatRx provides Collagenex with written notice that Collagenex has failed to adhere to the Diligence Milestones or the milestones contained in the Development Plan for reasons unrelated to the safety or efficacy of the Products, the availability of clinical supplies or patient recruitment, or other reasons beyond the reasonable control of Collagenex, then Collagenex shall have up to [**] days to provide a detailed written response to these concerns, highlighting additional steps to be taken, if appropriate. In the event that at the end of such [**] day period, Collagenex still has not met the Diligence Milestones or the milestones set forth in the Development Plan for reasons unrelated to the safety or efficacy of the Products, the availability of clinical supplies or patient recruitment, or other reasons beyond the reasonable control of Collagenex, QuatRx may terminate, at its option, this Agreement or the license rights granted to Collagenex in the jurisdictions affected by such default.

3.5. Collagenex Manufacturing Responsibility.  Collagenex shall be responsible for the performance and cost of all manufacturing, storage, shipment, disposal and all activities related thereto, regarding the Compound and all Products and potential Products.

3.6. Regulatory Approvals.  Collagenex, by itself or with or through its sublicensees or development partners, shall obtain all necessary Regulatory Approvals in each country where Products are manufactured, used, sold, offered for sale or imported.

3.7. Japan.  Any QuatRx sublicensee in Japan shall have the right to access and use, without cost, any and all data, information, records, drug master files, reports and other information developed, prepared or created by Collagenex at any time regarding the Compound to the extent necessary for obtaining regulatory approval for and to make, have made, use, sell, have sold, offer to sell and import Products in Japan, provided, however, that if compliance with this undertaking involves more than [**] hours of work by CollaGenex personnel, CollaGenex shall be entitled to receive a reasonable fee per hour of work in which its personnel engage in fulfillment of this obligation. Collagenex shall further negotiate in good faith with any such Japanese sublicensee for a license under any patents and patent applications owned or controlled by Collagenex to the extent necessary to make, have made, use, sell, have sold, offer to sell and import Products in Japan, provided that the consideration to be offered to such sublicensee shall not exceed [**]% of the total out-of-pocket costs paid by Collagenex (and/or its Affiliates) in connection with the generation and creation of such patents and patent applications.

Section 4.              Consideration.

4.1.          License Fee.  Collagenex agrees to pay to QuatRx a license fee of $1,500,000, due within 5 business days of the full execution of this Agreement.

4.2.          Milestones.  Collagenex shall make the following milestone payments to QuatRx within 30 days after the achievement of each corresponding milestone:

Milestone	Payment
1. Dosing of the first patient in the first Phase III trial for a Product.	$1,500,000
2. Acceptance for review by the FDA of the first NDA for a Product.	$2,000,000
3. Approval by the FDA of the first NDA for a Product which is entitled to the protections described in section 505(c)(3)(E)(ii) of the Federal Food Drug and Cosmetic Act (21 USC 355(c)(3)(E)(ii)) or any amendment thereto or successor provision thereof (provided that if such section, amendment or successor provision shall be repealed, rescinded or terminated, then this milestone shall be due upon any such approval by the FDA of the first NDA for a Product).	$3,000,000
4. First Commercial Sale of the first Product to be sold.	$[**]
5. The date in the first calendar year in which annual Net Sales of a Product exceed $[**] million.	$[**]
6. First Commercial Sale of a Product using a formulation different from the formulation used in the first Product to receive NDA approval.	$[**]
7. First Commercial Sale of a Combination Product.	$[**]
8. Submission of an application in a Major EU Country for Marketing Approval for the first Product.	$[**]
9. First Commercial Sale of the first Product in a Major EU Country.	$[**]

The milestone payments received by QuatRx under this Section 4 shall be non-refundable and non-creditable. Each milestone payment referred to in this Section 4 shall be made only once, regardless of whether more than one Product achieves such milestone.

4.3.                              Royalty.

4.3.1.           Standard Rates.  During the Royalty Term applicable to each Product in each jurisdiction in the Territory, Collagenex shall pay to QuatRx a royalty payment on annual Net Sales of such Product sold by Collagenex and its Affiliates and permitted sublicensees in each calendar year in such jurisdiction according to the following table.

Total Combined Annual Net Sales of all Products (whether Single Agent or Combination Products) in the Territory	Royalty % on US Sales of Single Agent Products	Royalty % on US Sales of Combination Products	Royalty % on Non-US Sales of all Products
$0 up to $[**] million	[**]%	[**]%	[**]%
Greater than $[**] million and up to $[**] million	[**]%	[**]%	[**]%
Greater than $[**] million and up to $[**] million	[**]%	[**]%	[**]%
Greater than $[**] million and up to $[**] million	[**]%	[**]%	[**]%
Greater than $[**] million	[**]%	[**]%	[**]%

4.3.2.           Royalty Stacking.  In the event that Collagenex obtains an opinion from a nationally recognized patent law firm that its manufacture, use or sale of one or more Products in any jurisdiction infringes on the patent rights of any un-affiliated third party in such jurisdiction, and Collagenex thereafter obtains a license to such third party patent rights, then Collagenex may reduce the foregoing royalties on Net Sales by [**] of the royalties due such third party, provided that in no event shall the royalty rate due to QuatRx fall below [**]%.

4.4.          Minimum Royalty.  Collagenex further agrees to pay to QuatRx a minimum royalty on the sale of Products of (i) $[**] for the first consecutive 12 month period following the First Commercial Sale of the first Product in the United States, (ii) $[**] for the second such 12 month period, (iii) $[**] for the third such 12 month period, (iv) $[**] for the fourth such 12 month period, and (v) $[**] for the fifth such 12 month period and all subsequent 12 month periods during the Royalty Term applicable to such Products.  Royalties paid to QuatRx pursuant to Section 4.3 for Net Sales in the 12 month period applicable to each minimum royalty amount shall be credited against each such minimum royalty.  The minimum royalty amounts shall be due and owing within 20 days of the end of the 12 month period applicable to each such minimum royalty amount.

4.5. Accounting; Payments.

4.5.1. Collagenex shall keep and maintain complete books and records containing an accurate accounting of all data in sufficient detail to enable verification of earned royalties and other payments due hereunder.

4.5.2. Collagenex shall report to QuatRx the date of First Commercial Sale within [**] business days of such First Commercial Sale.  Thereafter and within [**] days after the end of each calendar quarter, Collagenex shall remit to QuatRx a statement of Net Sales by Collagenex and by its sublicensees on account for such quarter, which statement shall be accompanied by the payment due to QuatRx pursuant to Section 4.3.  With each such quarterly payment, Collagenex shall furnish QuatRx a royalty statement setting forth, on a country-by-country basis, the total number of units of each royalty-bearing Product sold hereunder for the quarterly period for which the royalties are due, the exchange rates applied, and the gross amount of all receipts and the specific deductions applied in arriving at Net Sales.  QuatRx shall be free to provide such statement to Deltanoid and WARF.

4.5.3. Collagenex shall keep, and shall cause it sublicensees to keep, accurate books and records showing all Products under development, manufactured, used, offered for sale, imported, sold and/or otherwise exploited; all Net Sales and other amounts upon which payments are due hereunder; and all sublicenses granted under the terms of this Agreement. Such books and records will be preserved for at least five years after the date of the payment to which they pertain. During the term of this Agreement and for three years thereafter, QuatRx and/or WARF and Deltanoid may request that the financial statements of Collagenex and of its sublicensees relating to the sale of Products be audited, at QuatRx and/or WARF and Deltanoid’s expense, by a nationally recognized independent certified public accountant reasonably acceptable to Collagenex for the purpose of verifying the amount of royalty payments due.  Such examination of books and records of Collagenex and its sublicensees shall take place during regular business hours.  Such an examination shall not take place more than once a year and shall not cover records for more than the preceding three years.  The auditing accountant shall agree to keep confidential all the information obtained by such accountant during such audit and shall report to QuatRx only as to the accuracy of the royalty statements and payments.  If such accountant shall find an underpayment to QuatRx, presentation of a written statement substantiating the underpayment shall be provided to Collagenex.  If Collagenex is not in agreement with the findings of the accountant selected by QuatRx, then Collagenex shall so notify QuatRx in writing within 20 days of receipt by Collagenex of said findings, in which case the parties shall jointly appoint, within a further period of 20 days, an independent certified public accountant to validate, at Collagenex’s expense, QuatRx’s accountant’s findings, and the decision of said independent accountant shall be final.  If said independent accountant verifies that an underpayment has occurred, the amount due and interest (accruing at the prevailing prime rate of interest for commercial loans published in the Wall Street Journal, Eastern Edition, from the date payment was due through the date of actual payment to QuatRx) shall be paid to QuatRx within 20 days. If the amount of the underpayment is greater than 5% of the required payment, then Collagenex shall reimburse QuatRx the out-of-pocket costs for the audit in question.

4.5.4. All payments due to QuatRx under this Agreement shall be made in United States dollars and shall be sent by Collagenex to QuatRx to the attention of “President” at the address shown in Section 10.  If Collagenex receives Net Sales in currency other than United States dollars, royalty payments due to QuatRx on account of Net Sales shall be converted into United States dollars at the conversion rate for the foreign currency as published in the eastern edition of The Wall Street Journal as of the last business day of the applicable calendar quarter.

4.5.5. Any income or other tax that Collagenex hereunder, its Affiliates or sublicensees are required to withhold and pay on behalf of QuatRx hereunder with respect to the royalties payable under this Agreement shall be deducted from and offset against said royalties prior to remittance to QuatRx; provided, however, that in regard to any tax so deducted, Collagenex shall give or cause to be given to QuatRx such assistance as may reasonably be necessary to enable QuatRx to claim exemption therefrom or credit therefor, and in each case shall furnish QuatRx proper evidence of the taxes paid on its behalf.

4.6.          Patent Invalidity; Royalty Due.

(a) In the event that any patent, patent application or claim thereof included within the QuatRx Inlicensed Patents or QuatRx Owned Patents is held invalid in a final decision by a court of competent jurisdiction and last resort and from which no appeal has or can be taken, then all obligation to pay royalties based on that patent or claim will cease as of the date of such final decision.  Collagenex will not, however, be relieved from paying any royalties that accrued before such final decision and the foregoing shall not limit Collagenex’s obligation to pay the full amount of royalties due hereunder if any other QuatRx Inlicensed Patents or QuatRx Owned Patents covers the Products that are sold or if royalties are otherwise due hereunder.

(b) In the event that (i) U.S. Patent 6,627,622 has not, at any time that royalties would be due pursuant to paragraph 4.3, reissued, (ii) QuatRx does not owe to Deltanoid under the Deltanoid Agreement any royalties on sales of Products in the United States, and (iii) one or more third parties are selling “Generic Competitor Products” (as defined below) in the United States then the amount of royalties due hereunder in connection with sales of the Products in the United States shall be reduced during such period by one half of the amount that would otherwise be payable pursuant to paragraph 4.3. For purposes of this Agreement, “Generic Competitor Products” shall mean products that are substantially similar to the applicable Product being sold by Collagenex and which (a) contain the Compound as an active ingredient in the same or similar dose as the applicable Product being sold by Collagenex, (b) are labeled for the same use for which such Product is labeled, and (c) the sales of such product constitute more than [**]% of the total combined sales of such product and the applicable Product being sold by Collagenex.

Section 5.              Representations and Warranties.

5.1.          QuatRx Representation. QuatRx represents and warrants that it is the owner or licensee of the QuatRx Inlicensed Patents and QuatRx Owned Patents or otherwise has the right to grant the licenses granted to Collagenex in this Agreement.

5.2.          Deltanoid/WARF Patent Prosecution.  QuatRx shall request that Deltanoid request that WARF prepare, file, prosecute and maintain patents and patent applications claiming the inventions claimed in the QuatRx Inlicensed Patents licensed to QuatRx from Deltanoid in jurisdictions requested by Collagenex. Collagenex shall notify QuatRx in writing indicating those jurisdictions in which Collagenex desires QuatRx to make or maintain such patents or patent applications. QuatRx shall provide CollaGenex with such updates regarding the prosecution of any patents related to the Products as QuatRx shall receive from Deltanoid.  QuatRx reserves the right to request that WARF file a patent application, at its own expense, in any countries not requested by Collagenex pursuant to this Section 5.

5.3.          Mutual Representations.  Each of the Parties hereby represents and warrants to the other Party as follows:

5.3.1. This Agreement is a legal and valid obligation binding upon such Party and enforceable in accordance with its terms. The execution, delivery and performance of this Agreement by such Party does not conflict with any agreement, instrument or understanding, oral or written, to which it is a Party or by which it is bound, nor violate any law or regulation of any court, governmental body or administrative or other agency having jurisdiction over it.

5.3.2. Such Party has not granted, and during the term of this Agreement will not grant, any right to any third party relating to its respective patents and know-how which would conflict with the rights granted to the other Party hereunder.

5.3.3. During the course of development of Products, neither such Party nor any of its employees or agents, shall be, or shall be the subject of a proceeding that could lead to that party becoming, as applicable, a Debarred Entity or Individual, an Excluded Entity or Individual or a Convicted Entity or Individual.  For purposes of this provision, the following definitions shall apply:

(a)         A “Debarred Individual” is an individual who has been debarred by the FDA pursuant to 21 U.S.C. §335a (a) or (b) from providing services in any capacity to a person that has an approved or pending drug product application.

(b)         A “Debarred Entity” is a corporation, partnership or association that has been debarred by the FDA pursuant to 21

U.S.C. §335a (a) or (b) from submitting or assisting in the submission of any abbreviated drug application, or a subsidiary or affiliate of a Debarred Entity.

(c)         An “Excluded Individual” or “Excluded Entity” is (i) an individual or entity, as applicable, who has been excluded, debarred, suspended or is otherwise ineligible to participate in federal health care programs such as Medicare or Medicaid by the Office of the Inspector General (OIG/HHS) of the U.S. Department of Health and Human Services, or (ii) is an individual or entity, as applicable, who has been excluded debarred, suspended or is otherwise ineligible to participate in federal procurement and non-procurement programs, including those produced by the U.S. General Services Administration (GSA); and

(d)         a “Convicted Individual” or “Convicted Entity” is an individual or entity, as applicable, who has been convicted of a criminal offense that falls within the ambit of 42 U.S.C. §1320a — 7(a), but has not yet been excluded, debarred, suspended or otherwise declared ineligible.

5.3.4. The Parties recognize that each may perform some or all of its obligations under this Agreement through Affiliates. Each Party shall remain responsible for, and hereby guarantees, the performance by its Affiliates and shall cause its Affiliates to comply with the provisions of this Agreement in connection with such performance. In the event of any dispute arising from the performance by an Affiliate under this Agreement, the Party having such a dispute may proceed directly against the other Party, without any obligation to first proceed against the Affiliate.

5.4.          Collagenex Compliance.  Collagenex represents and warrants that it shall comply with all applicable laws, rules and regulations regarding the research, development, commercialization, marketing, manufacture, import, export and sale of Products in the Territory.  Collagenex shall not take any action or fail to take any action that it knows will result in a breach by QuatRx of the Deltanoid License.

5.5.          Expertise and Financial Resources.  Collagenex has sufficient expertise and financial resources to enter into this Agreement and perform its obligations hereunder.

5.6.          Sublicenses.  Collagenex shall ensure that all of its sublicensees shall comply with the terms of this Agreement.

5.7.          Disclaimer. Except as otherwise expressly stated herein, QuatRx hereby disclaims any warranty, expressed or implied, as to the merchantability or fitness for any purpose of any Product or the Compound sold or placed in commerce by or on behalf of Collagenex.

5.8           Non-Competition.  For the term of this Agreement, QuatRx will not to the extent its consent may be required, consent to WARF or Deltanoid granting any rights in any of its or their technology estate to any person or company that would permit such person or company to make, use or sell any topical vitamin D analog product for psoriasis (a “Competing Product”) that would compete with the Products in the Territory, and neither will QuatRx itself develop any such Competing Product. The parties acknowledge and agree that such QuatRx consent is not currently required for WARF or Deltanoid to grant such rights. Nothing in this paragraph shall prevent or inhibit QuatRx from merging with or being acquired by another company that has a Competing Product in its portfolio. In addition, nothing in this paragraph shall prevent or inhibit QuatRx from acquiring a Competing Product as part of an acquisition by QuatRx of another entity, provided that for a period of 5 years from the Effective Date, QuatRx shall not acquire a Competing Product as part of any such acquisition if such Competing Product has annual sales in the United States in excess of $[**] million unless QuatRx divests itself of such Competing Product promptly after such acquisition.

Section 6.              Term and Termination.

6.1. Term. The term of this Agreement shall begin on the Effective Date of and continue until the earlier of (a) payment of the last royalty due hereunder after expiration of the Royalty Term in all jurisdictions in the Territory, (b) termination of this Agreement pursuant to the terms hereof or (c) termination of QuatRx’s rights under the QuatRx Inlicensed Patents to the extent such QuatRx Inlicensed Patents are necessary to make, have made, use, sell, have sold or import any Products.

6.2. Voluntary Termination. Collagenex may terminate this Agreement at any time by giving at least 120 days prior written and unambiguous notice of such termination to QuatRx. Such a notice shall be accompanied by a statement of the reasons for termination.

6.3. Termination for Default. If Collagenex at any time defaults in the timely payment of any monies due to QuatRx hereunder or commits any breach of any other representation, warranty, term, provision or covenant herein contained, and Collagenex fails to follow the dispute resolution procedure set out in section 10.1 to contest such breach or default, or fails to remedy any such breach or default, within 30 days after written notice thereof by QuatRx, QuatRx may, at its option, terminate this Agreement by giving written notice of termination to Collagenex. QuatRx shall also have the right to termination this Agreement as set forth in Section 3.4.

6.4. Insolvency. This Agreement shall be automatically terminated upon the commencement of an involuntary case or other proceeding against Collagenex seeking liquidation, reorganization or other relief with respect to Collagenex or its debts under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, and such case or proceeding remains unstayed and undismissed for a period of 45 days, or an order for relief is entered against Collagenex under the federal bankruptcy laws as now or hereafter in effect.

6.5. Bankruptcy. This Agreement shall be automatically terminated if Collagenex commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, or consents to the appointment or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) of Collagenex or for any substantial part of Collagenex’s property, or Collagenex makes any general assignment for the benefit of creditors, or takes any corporate action to authorize any of the foregoing.

6.7. Effect of Termination.

6.7.1.       Termination of Entire Agreement.  Upon the termination of this Agreement, (a) Collagenex shall remain obligated to provide an accounting for and to pay milestones and royalties earned up to the date of the termination and any minimum royalties shall be prorated as of the date of termination by the number of days elapsed in the applicable 12 month period; (b) Collagenex shall promptly transfer to QuatRx ownership of all INDs, NDAs and all other regulatory filings (including, without limitation, all foreign equivalents thereof) relating to all Products; and (c) Collagenex shall deliver on the effective date of termination, all Technical Information and all know-how, trade secrets, materials, drug supplies, study reports and study data and all other information, records and data created, derived or manufactured by or on behalf of Collagenex that relates to any Product or potential Product. Upon termination of this Agreement, Collagenex shall further grant to QuatRx an exclusive, worldwide, royalty-free, sublicensable license, in the applicable country where Collagenex’s rights have been terminated, to all intellectual property owned by Collagenex or licensed from third parties by Collagenex to the extent necessary to make, use, sell, have sold, import and export all Products and potential Products.

6.7.2.  Termination of Rights with Respect to a Country.  In the case of a termination of Collagenex’s rights with respect to one or more countries (but not the entire Agreement),

(a) Collagenex shall promptly transfer to QuatRx ownership of all INDs, NDAs and all other regulatory filings (or foreign equivalents thereof) relating to all Products in such country,

(b) Collagenex shall deliver on the effective date of termination, copies of all Technical Information and all know-how, trade secrets, materials, study reports and study data and all other information, records and data created or derived by or on behalf of Collagenex that relates to any Product or potential Product, and

(c) Collagenex shall grant to QuatRx an exclusive, royalty-free, sublicensable license, in the applicable country where Collagenex’s rights have been terminated, to all intellectual property owned by Collagenex or licensed from third parties by Collagenex all to the extent necessary to make, use, sell, have sold, import and export all Products and potential Products in such country.

6.8. Survival. The terms of Sections 1, 6, 7, 8, 9, and subsections 3.7, 4.5, 10.1, 10.2.3, 10.3, 10.4, 10.6 thru 10.10, and 10.13 thru 10.16 shall survive the termination or expiration of this Agreement.

Section 7.  Confidentiality.

7.1. Confidentiality Obligation. Except as specifically permitted hereunder or as required to research, develop, manufacture or market Products or potential Products, each Party hereby agrees to hold in confidence and not use on behalf of itself or others all data, samples, technical and economic information (including the economic terms hereof), commercialization, clinical and research strategies and know-how provided by the other Party or its Affiliates (the “Disclosing Party”) for a period of five years from the date of disclosure and all data, results and information developed hereunder and solely owned by the other Party (collectively the “Confidential Information”). Each Party may disclose Confidential Information to its licensors, representatives, employees, officers, directors and agents. The term “Confidential Information” shall not include:

(i) information that is or becomes part of the public domain through no fault of the non-Disclosing Party or its Affiliates;

(ii) information that is obtained after the date hereof by the non-Disclosing Party or one of its Affiliates from any third party which is lawfully in possession of such Confidential Information and not in violation of any contractual or legal obligation to the Disclosing Party with respect to such Confidential Information;

(iii) information that is known to the non-Disclosing Party or one or more of its Affiliates prior to disclosure by the Disclosing Party, as evidenced by the non-Disclosing Party’s written records; and

(iv) information that is necessary to be disclosed to any governmental authorities or pursuant to any regulatory filings (including any securities filings), provided that in such case the non-Disclosing Party notifies the Disclosing Party reasonably in advance of such disclosure and cooperates with the Disclosing Party to minimize the scope or content of such disclosure.

7.2. Publications. The Parties shall cooperate with each other and Deltanoid in the publication of the results of the Development. With respect to any publications proposed by QuatRx or Collagenex, in no event shall any such publication that includes any confidential information be published without giving all Parties at least 30 days to review and adequately protect the intellectual property that may be incorporated in such information. The Parties acknowledge and agree that a publication of the results of the most recent Phase II clinical trial using the Compound is being prepared by an investigator from such study and Collagenex agrees that QuatRx may proceed with such publication without restriction.

7.3. Survival. The obligations of Section 7.1 shall survive the expiration or termination of this Agreement for a period of 5 years.

Section 8.  Intellectual Property Rights.

8.1. Inventorship. Inventorship of any invention that is developed, discovered or made by a Party, solely or jointly with the other Party (as applicable, the “Inventor”) pursuant to work conducted under this Agreement (an “Invention”) shall be determined in accordance with United States laws of inventorship. Subject only to the license rights granted under this Agreement, each Party shall own the entire right, title and interest in and to any Invention made solely by such Party’s employees or agents, and all intellectual property rights therein and shall own an undivided one-half interest in and to any Invention made jointly by the employees or agents of both Parties, and all intellectual property rights therein. Each Party shall promptly notify the other Party if it determines that an Invention has been made, including any such jointly owned Invention.

8.2. Prosecution of Solely-Owned Patents. With respect to any patent that only claims Inventions that are solely-owned by one Party hereunder, the Inventor shall have the right, at its option and expense, to prepare, file and prosecute in its own name any patents with respect to any such Invention and to maintain any patents issued thereon. In connection with any such prosecution efforts, the other Party agrees to cooperate reasonably with the Inventor at the Inventor’s expense in the preparation and prosecution of all such patents and in the maintenance of any patents issued. This obligation shall survive the expiration or termination of this Agreement.

8.3. Prosecution of Joint Patents. Collagenex will have first right to control the preparation, filing and prosecution of joint patents and patent applications and the maintenance of patents issuing thereon, and QuatRx shall cooperate reasonably with Collagenex in such prosecution efforts. Collagenex shall pay all expenses in connection with its preparation, filing and prosecution of such patents. Collagenex shall, from time to time (no more often than once per calendar quarter), notify QuatRx of the actual amount of out-of-pocket expenses incurred in such efforts, and QuatRx shall promptly thereafter pay Collagenex 50% of such out-of-pocket expenses. Notwithstanding the foregoing, QuatRx shall have no obligation to pay any fees in connection with the prosecution of any joint patent unless the filing of such joint patent is agreed to in writing by QuatRx, provided, however, that if QuatRx refuses to agree to or pay for the prosecution of a joint patent in any jurisdiction, QuatRx shall assign and shall be deemed to have assigned to Collagenex all of QuatRx’s right, title and interest in such patent and patent application in such jurisdiction. In the event that Collagenex fails to fulfill its obligations to prepare, file, prosecute and maintain joint patents, QuatRx shall have the right, upon written notice to Collagenex, to take over such activities, and Collagenex shall be deemed to have assigned, and shall assign, all of its rights, title and interest in and to such joint patents and patent applications to QuatRx. As used in this Section 8, “out-of-pocket expenses” shall mean direct costs, excluding internal labor costs (and any indirect costs associated therewith).

8.4. Cross License to Inventions. Each Party hereby grants to the other an exclusive (except as to the licensing Party), worldwide, sublicensable, right and license under all Inventions, know-how and all patents owned or controlled by such Party to the extent necessary to make, have made, use, import and export Products to the extent necessary to conduct the Development under this Agreement. In addition, Collagenex hereby grants to QuatRx a non-exclusive, worldwide, sublicensable, right and license under all Inventions, know-how and all patents owned or controlled by Collagenex to the extent necessary to make, have made, use, import and export Products outside the Territory .

8.5. Enforcement. Collagenex acknowledges and agrees that all prosecution, maintenance and enforcement of QuatRx Inlicensed Patents owned by WARF or Deltanoid shall be the responsibility of WARF. QuatRx hereby grants to Collagenex such rights as QuatRx may have or obtain with respect to the prosecution or enforcement of QuatRx Inlicensed Patents, including the right to prosecute patents related to the Products if WARF declines to do so (to the extent QuatRx obtains such right). Collagenex shall promptly notify QuatRx of any actual or threatened infringement of the QuatRx Inlicensed Patents and any jointly owned patents.

8.6. Prosecution and Maintenance of QuatRx Owned Patents. QuatRx shall have sole control and responsibility for prosecution, maintenance and enforcement of all QuatRx Owned Patents. Collagenex shall cooperate with QuatRx in such prosecution, maintenance and enforcement. Collagenex shall promptly notify QuatRx of any actual or threatened infringement of the QuatRx Owned Patents.

Section 9.  Indemnification.

9.1.  Collagenex Indemnification  Collagenex hereby agrees and shall cause its sublicensees to agree to indemnify, defend and hold harmless QuatRx, its Affiliates and licensees (including, without limitation, WARF and Deltanoid) and their respective officers, directors, shareholders, agents, representatives and employees (“QuatRx Indemnitees”) from and against any and all costs, expenses (including reasonable attorneys’ fees and amounts paid in settlement), damages and liabilities (including, without limitation, product liability claims) arising out of claims by a third party (a “Claim”) resulting directly or indirectly from Collagenex’s or its Affiliates or sublicensees or their respective officers, directors, shareholders, agents, representatives and employees or any other party acting on their behalf (a) research, development, sale, manufacture, commercialization or marketing of Products and potential Products or any exercise of the license rights granted hereunder, (b) negligence, willful misconduct or breach of any term, representation or warranty of this Agreement or (c) failure to adhere to any applicable law, rule or regulation, except to the extent such Claim results from the negligence or willful misconduct or breach of this Agreement by a QuatRx Indemnitee.

9.2  QuatRx Indemnification.  QuatRx hereby agrees to indemnify, defend and hold harmless Collagenex, its Affiliates and their respective officers, directors, shareholders, agents, representatives and employees (“Collagenex Indemnitees”) from and against any and all costs, expenses (including reasonable attorneys’ fees and amounts paid in settlement), damages and liabilities arising out of Claims resulting directly or indirectly from QuatRx’s or its Affiliates’ or their respective officers, directors, shareholders, agents, representatives and employees or any other party acting on their behalf (a) research, development, or manufacture of Products and potential Products, (b) negligence, willful misconduct or breach of any term, representation or warranty of this Agreement or (c) failure to adhere to any applicable law, rule or regulation, except to the extent such Claim results from any act for which Collagenex is obligated to indemnify QuatRx Indemnitees under Section 9.1.

9.3. Claim Management.  In the event that a Party is seeking indemnification under this Section 9, it shall inform the other Party of a Claim as soon as reasonably practicable after it receives notice of the Claim, shall permit the indemnifying Party to assume direction and control of the defense of the Claim (including the right to settle the Claim solely for monetary consideration), and shall cooperate as requested in the defense and settlement of the Claim. The indemnified Party shall not voluntarily make any payment or incur any expense in connection with any claim or suit without the consent of the indemnifying Party, provided that if the indemnifying Party does not assume direction and control of the defense of the Claim, the indemnified Party may assume direction and control of the defense of the Claim and, if successful, shall be reimbursed by the indemnifying Party for costs incurred in connection with such defense.

9.4. Insurance.  Beginning on the Effective Date, Collagenex shall, at its sole cost and expense, procure and maintain Product and General Liability Insurance (contractual liability included) with limits as follows:

Each Occurrence — Product	$10,000,000
Each Occurrence — General	$1,000,000
Aggregate — Product	$10,000,000
Aggregate — General	$2,000,000

General Umbrella / Excess	$10,000,000

9.5.  Evidence of Insurance.  Collagenex shall provide QuatRx with written evidence of such insurance upon request. Collagenex shall provide QuatRx with written notice at least 45 days prior to the cancellation, non-renewal, or material change in such insurance; if Collagenex does not obtain replacement insurance providing comparable coverage within such 45 day period, QuatRx shall have the right to terminate this Agreement effective at the end of such 45 day period without notice or any additional waiting periods.

9.6.  Insurance Retention Period.  Collagenex shall maintain such comprehensive, general liability insurance beyond the expiration or termination of this Agreement during: (i) the period that any Product is being commercially distributed or sold (other than for the purpose of obtaining regulatory approvals) by Collagenex or by an Affiliate or sublicensee of Collagenex and (ii) a reasonable period after the period referred above, but in no event less than 5 (five) years.

Section 10.  Miscellaneous.

10.1. Dispute Resolution.

10.1.1. Informal Resolution Procedure. The Parties recognize that disputes as to certain matters may from time to time arise during the term of this Agreement which relate to either Party’s rights and/or obligations. It is the objective of the Parties to establish procedures to facilitate the resolution of disputes arising under this Agreement in an expedient manner by mutual cooperation and without resort to litigation, if possible. To accomplish this objective, the Parties agree to follow the procedures set in this Section 10.1 if and when an issue or dispute arises under this Agreement

10.1.2. Chief Executive Discussion. In the event of any claim, controversy, issue or dispute arising out of, or related to, this Agreement which the parties are unable or unwilling to resolve on an informal basis (collectively referred to hereafter as a “Dispute”), the aggrieved Party shall submit written notice thereof to the other Party. If representatives of both Parties, other than their respective chief executive officers, are unable to resolve any such Dispute arising within their authority within thirty (30) days after receipt of written notice of same, either Party may, by written notice to the other (the “Executive Referral Notice”), require that such Dispute be referred to the Parties’ respective chief executive officers for attempted resolution by good faith negotiations. Within thirty (30) days of the date of the Executive Referral Notice, such chief executive officers shall meet at a mutually agreeable time and place and shall use good faith efforts to attempt to resolve such dispute or issue.

10.1.3. Binding Arbitration.  If the Dispute is still not resolved 30 days after the date of the Executive Referral Notice, the Dispute shall be decided by arbitration before the American Arbitration Association in accordance with the Commercial Arbitration Rules (“Rules”) of the American Arbitration Association, unless the Parties agree otherwise. This agreement to arbitrate shall be specifically enforceable under the Federal Arbitration Act. Within 60 days of the date of the Executive Referral Notice, each Party shall select an arbitrator and give written notice to the other Party of the identity of such arbitrator. Within 90 days of the date of the Executive Referral Notice, the arbitrators shall select a neutral arbitrator. The arbitration shall be conducted by such panel of three arbitrators selected in accordance with this Agreement.  In the event the two Party-selected arbitrators are unable to agree on the identity of the third arbitrator, such third arbitrator shall be a neutral arbitrator selected in accordance with the Rules. The award rendered by the arbitrators shall be a “reasoned award”, including findings of fact and conclusions of law. Such award shall be final and binding on all Parties, and judgment may be entered thereon in any court having jurisdiction thereof, except that either Party shall be entitled to de novo review of said award, including the findings of fact and conclusions of law, in a court of competent jurisdiction in Chicago, Illinois.  The arbitration shall be held in Chicago, Illinois.

10.2. Assignment.

10.2.1. Affiliates. Either Party may assign any of its rights or obligations under this Agreement in any country in the Territory to any Affiliates; provided, however, that such assignment shall not relieve the assigning Party of its responsibilities for performance of its obligations under this Agreement, and further provided that if a proposed assignment would have an adverse financial impact upon the other Party (e.g., by reason of changed tax treatment of payments due under this Agreement), such assignment shall be subject to the other Party’s prior written consent.

10.2.2. Merger, Acquisition Or Sale Of Assets. Subject to the terms hereof, either Party may assign its rights or obligations under this Agreement to a non-Affiliate only in connection with a merger or similar reorganization or the sale of all or substantially all of its assets or the sale of all or substantially all of its pharmaceutical and/or healthcare assets, or otherwise without the prior written consent of the other Party. This Agreement shall survive any such merger or reorganization of either Party with or into, or such sale of assets to, another party and no consent for such merger, reorganization or sale shall be required hereunder; provided, that in the event of such merger, reorganization or sale, no intellectual property rights of the acquiring corporation shall be included in the technology licensed hereunder.

10.2.3. Binding Upon Successors And Assigns. This Agreement shall be binding upon and inure to the benefit of the successors and permitted assigns of the Parties. Any assignment not in accordance with this Agreement shall be void.

10.3. Further Actions. Each Party agrees to execute, acknowledge and deliver such further instruments, and to do all such other acts, as may be necessary or appropriate in order to carry out the purposes and intent of this Agreement.

10.4. No Trademark Rights. Except as otherwise provided herein, no right, express or implied, is granted by this Agreement to use in any manner the name QuatRx, Collagenex or any other trade name or trademark of the other Party or its Affiliates in connection with the performance of this Agreement.

10.5. Notices. All notices hereunder shall be in writing and shall be deemed given if delivered personally or by facsimile transmission (receipt verified), telexed, mailed by registered or certified mail (return receipt requested), postage prepaid, or sent by express courier service, to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice; provided, that notices of a change of address shall be effective only upon receipt thereof).

If to QuatRx, addressed to:

QuatRx Pharmaceuticals Company
777 East Eisenhower Parkway, Suite 100
Ann Arbor, MI 48108
Attention:  President and CEO
Telephone:  734-913-9900
Telecopy:  734-913-0743

If to Collagenex, addressed to:

Collagenex Pharmaceuticals, Inc.
41 University Drive Suite 200
Newtown, PA
Attention:  President and Chief Executive Officer
Telephone:  215-579-7388
Telecopy:  215-579-8577

10.6. Limitation Of Liability.  IN NO EVENT SHALL EITHER PARTY OR ITS RESPECTIVE AFFILIATES AND PERMITTED SUBLICENSEES BE LIABLE FOR SPECIAL, EXEMPLARY, CONSEQUENTIAL OR PUNITIVE DAMAGES, WHETHER IN CONTRACT, WARRANTY, TORT, STRICT LIABILITY OR OTHERWISE, except to the extent such Party may be required to indemnify the other Party from such damages claimed by third parties under Article 9.

10.7. Waiver.  Except as specifically provided for herein, the waiver from time to time by either of the Parties of any of their rights or their failure to exercise any remedy shall not operate or be construed as a continuing waiver of same or of any other of such Party’s rights or remedies provided in this Agreement.

10.8. Severability.  If any term, covenant or condition of this Agreement or the application thereof to any Party or circumstance shall, to any extent, be held to be invalid or unenforceable, then (i) the remainder of this Agreement, or the application of such term, covenant or condition to the Parties or under circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby and each term, covenant or condition of this Agreement shall be valid and be enforced to the fullest extent permitted by law; and (ii) the Parties hereto covenant and agree to renegotiate any such term, covenant or application thereof in good faith in order to provide a reasonably acceptable alternative to the term, covenant or condition of this Agreement or the application thereof that is invalid or unenforceable, it being the intent of the Parties that the basic purposes of this Agreement are to be effectuated.

10.9. Ambiguities.  Ambiguities, if any, in this Agreement shall not be construed against any Party, irrespective of which Party may be deemed to have authored the ambiguous provision.

10.10. Governing Law.  This Agreement is made pursuant to and shall be governed by and construed in accordance with the laws of the State of Michigan, United States, without reference to conflicts of laws’ rules or principles.

10.11. Bankruptcy Provision.  All rights and licenses granted by QuatRx to Collagenex under or pursuant to this Agreement are, and shall otherwise be deemed to be, for purposes of Section 365(n) of the U.S. Bankruptcy Code, licenses of rights to “intellectual property” as defined in Section 101 of the Bankruptcy Code. The Parties agree that Collagenex, as exclusive licensee of such rights under this Agreement, shall retain and may fully exercise all of its rights and elections under the Bankruptcy Code. The Parties further agree that, in the event of the commencement of a bankruptcy proceeding by or against QuatRx under the Bankruptcy Code, Collagenex shall be entitled to a complete duplicate of (or complete access to, as appropriate) any such intellectual property and all embodiments of such intellectual property, and same, if not already in its possession, shall be promptly delivered to Collagenex (i) upon such commencement of a bankruptcy proceeding, unless QuatRx elects to continue to perform all of its obligations under this Agreement; or (ii) if not delivered under (i) above, upon rejection of this Agreement by or on behalf of QuatRx.

10.12. Headings.  The section headings contained herein are for the purposes of convenience only and are not intended to define or limit the contents of said sections.

10.13. Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

10.14. Entire Agreement.  This Agreement and all exhibits attached hereto, and all documents delivered concurrently herewith, set forth all the covenants, promises, agreements, warranties, representations, conditions and understandings between the Parties hereto with respect to the subject matter hereof and supersede and terminate all prior agreements and understandings between the Parties as to such subject matter. There are no covenants, promises, agreements, warranties, representations, conditions or understandings, either oral or written, between the Parties with respect to such subject matter other than as set forth herein and therein. No subsequent alteration, amendment, change or addition to this Agreement shall be binding upon the Parties hereto unless reduced to writing and signed by the respective authorized officers of the Parties.

10.15. Independent Contractors.  Each Party acknowledges that neither it nor any of its employees are employees of the other Party and that neither it nor any of its employees are eligible to participate in any employee benefit plans of the other Party. Each Party further acknowledges that neither it nor any of its employees are eligible to participate in any such benefit plans even if it is later determined that its or any of its employees’ status during the period of this Agreement was that of an employee of the other Party. In addition, each Party hereby waives any claim that it may have under the terms of any such benefit plans or under any law for participation in or benefits under any of the other Party’s benefit plans.

10.16. Use Of Names.  Neither Party shall use the name of the other Party in relation to this transaction in any public announcement, press release or other public document without the written consent of such other Party, which consent shall not be unreasonably withheld or delayed; provided, however, that either Party may use the name of the other Party in any document required to be filed to obtain regulatory approval for Product or to comply with applicable laws, rules or regulations, including, without limitation, applicable securities laws. The Parties agree that the press release set forth in Exhibit 10.16 shall be issued on an agreed upon date and time within five business days of the execution of this Agreement (or such earlier date on which a Form 8-K with respect thereto is required to be filed under U.S. federal securities laws).

10.17. Force Majeure.  Neither Party shall lose any rights hereunder or be liable to the other Party for damages or losses on account of failure of performance by the defaulting Party if the failure is occasioned by government action, war, fire, earthquake, explosion, flood, strike, lockout, embargo, act of God, or any other similar or dissimilar cause beyond the control of the defaulting Party, provided that the Party claiming force majeure has exerted all reasonable efforts to avoid or remedy such force majeure. If such force majeure event cannot be remedied within 120 days of occurrence, then the non-defaulting Party shall have the right to terminate this Agreement upon written notice to the other Party.

IN WITNESS WHEREOF, the parties hereto have duly executed this Sub-License Agreement as of the Effective Date.

QUATRX PHARMACEUTICALS COMPANY		COLLAGENEX PHARMACEUTICALS, INC.

By:	/s/ C. I. Nicholas	By:	/s/ Colin Stewart
	(Signature)		(Signature)
	C. I. Nicholas		Colin Stewart
	(Print Name)		(Print Name)
Title:	Chief Operating Officer	Title:	President & CEO

EXHIBIT A

TO SUB-LICENSE AGREEMENT

QuatRx Owned Patents:

U.S. Provisional No. [**].

U.S. Provisional No. [**].

QuatRx In-Licensed Patents:

See attached schedule 1 to Exhibit A

SCHEDULE 1 TO EXHIBIT A
TO SUB-LICENSE AGREEMENT

Confidential Materials omitted and filed separately with the Securities and Exchange Commission.
Asterisks denote omissions.

                                   [**]

EXHIBIT B

TO SUB-LICENSE AGREEMENT

COLLAGENEX BECOCALCIDIOL DEVELOPMENT PLAN

The following is a broadly defined development plan for becocalcidiol given what is known about the compound to date. As future requirements of regulatory agencies and decisions based upon safety, efficacy, and supply of compound cannot be determined at this time, this plan should be used as a general outline.

Process Development:
[**].

Clinical:
Phase II study — [**].

Phase II study — [**].

Phase III studies — [**].

[**].

Preclinical:
[**]

EXHIBIT C

TO SUB-LICENSE AGREEMENT

COLLAGENEX DILIGENCE MILESTONES

1.               Dose the first patient in a Phase II trial of a Product within [**] of the Effective Date.

2.               Initiate carcinogenicity toxicology studies to support a Product NDA within [**] years of the Effective Date.

3.               Dose the first patient in a Phase III trial of a Product within [**] years of the Effective Date.

4.               Submit an NDA for a Product with the FDA within [**] years of the Effective Date.

5.               Submit an application for marketing approval in the European Union to a foreign equivalent of the FDA within [**] years of the Effective Date.

6.               Achieve the First Commercial Sale of a Product in the United States within [**] months after approval by the FDA.

7.               Launch and market each subsequent Product in the United States within [**] months of receiving approval for such Product from the FDA.

8.               At least [**] months prior to submission for approval of an NDA for a Product, prepare and submit to QuatRx in writing a list of countries, other than the United States and European Union, in which CollaGenex intends to file for marketing approval for sale of such Product. Within [**] months from NDA approval of a Product in the United States, prepare and submit to QuatRx for approval a schedule of milestone dates by which CollaGenex intends to file for marketing approval for sale of a Product for human use in those countries or regions other than the USA or the European Union that are in the Territory, which dates, once approved by QuatRx, shall be considered Diligence Milestones.

9.               Fill the market demand for Products following commencement of marketing.

EXHIBIT 10.16

TO SUB-LICENSE AGREEMENT

Press Release

CollaGenex Company
Contact:
Nancy Broadbent
Chief Financial Officer
(215) 579-7388

QuatRx Company Contact:
Julia Owens
(734) 913-9900

CollaGenex Pharmaceuticals and QuatRx Pharmaceuticals Announce Agreement for the Development and Commercialization of Becocalcidiol

Newtown, PA and Ann Arbor, MI, May   , 2007—CollaGenex Pharmaceuticals, Inc. (Nasdaq: CGPI) and QuatRx Pharmaceuticals Company today announced a licensing agreement to develop and commercialize becocalcidiol, a patented Vitamin D analogue currently in Phase II clinical trials for the topical treatment of mild to moderate psoriasis. Unlike all other Vitamin D-based treatments for psoriasis, becocalcidiol does not appear to induce hypercalcemia, a significant dose-limiting toxicity. According to the National Institutes of Health, approximately 7.5 million Americans have psoriasis, a non-contagious, chronic skin disease characterized by itching and red, scaly patches of skin.

Colin Stewart, president and chief executive officer of CollaGenex, said, “We have been in discussions with QuatRx for a number of months and have been very impressed with the quality of their research and development efforts. This license is another important step in executing our strategy to become a leader in therapeutic dermatology by developing a broad portfolio of innovative, proprietary products. The market for non-biological treatments of psoriasis is currently $600 million. This compound has great potential as a unique treatment for psoriasis and is an excellent fit for CollaGenex.”

Dr. Klaus Theobald, Chief Medical Officer of CollaGenex, commented, “Becocalcidiol has shown efficacy in the clinic and appears to be a non-irritating formulation for the treatment of psoriasis. It is unique among available Vitamin D analogues because it does not seem to promote hypercalcemia. If successfully developed, this product could provide significant advances in the topical treatment of psoriasis.”

Robert Zerbe, M.D., president and chief executive officer of QuatRx, said, “QuatRx is extremely pleased to have CollaGenex continue the development of becocalcidiol. With its strong development team and expertise in dermatology, we believe CollaGenex is the ideal strategic partner to maximize the potential of this important new product candidate.”

The license provides for the right to practice various patents, patent applications and related technology covering the compound and methods of using it topically to treat psoriasis and other skin diseases. Under the terms of the agreement, CollaGenex will pay an upfront licensing fee of $1.5 million to QuatRx and will be responsible for all further development costs. Additional fees are payable upon the achievement of various development and sales milestones. The agreement also provides for royalty payments linked to future product sales.

About QuatRx

QuatRx Pharmaceuticals Company is a privately-held biopharmaceutical company focused on the discovery, development and commercialization of compounds to treat endocrine, metabolic and cardiovascular disorders. In addition to becocalcidiol, QuatRx has three other product candidates in clinical development and two in preclinical development. Ophena™, being studied in a large Phase 3 trial, is a potential estrogen-free therapy for post-menopausal vaginal syndrome, a common problem that results from thinning of vaginal tissues associated with estrogen deficiency of menopause. Fispemifene is a new, selective estrogen receptor antagonist that is in Phase 2 studies as an oral treatment for testosterone deficiency and associated disorders in men. QRX-431, a novel, selective thyroid receptor beta antagonist, is in Phase 1 studies as a potential treatment for lipid disorders and obesity. QuatRx’s two preclinical small molecule drug programs are designed to address common endocrine disorders in women.

About CollaGenex

CollaGenex Pharmaceuticals, Inc. is a specialty pharmaceutical company currently focused on developing and marketing proprietary, innovative medical therapies to the dermatology market. In July 2006, CollaGenex launched Oracea, the first FDA-approved systemic product for the treatment of rosacea. CollaGenex’s professional dermatology sales force also markets Pandel, a prescription topical corticosteroid licensed from Altana, Inc., Alcortin(R) (1% iodoquinol and 2% hydrocortisone), a prescription topical antifungal steroid combination, and Novacort(R) (2% hydrocortisone acetate and 1% pramoxine HCl), a prescription topical steroid and anesthetic. Alcortin and Novacort are marketed by the Company under a Promotion and Cooperation agreement with Primus Pharmaceuticals, Inc. CollaGenex is conducting two Phase II dose-finding studies to evaluate its second dermatology candidate, incyclinide, for the treatment of acne and rosacea, respectively. CollaGenex is also conducting Phase II clinical trials to evaluate COL-118, a topical compound based on the SansRosa technology, for the treatment of redness associated with rosacea and other skin disorders.

Research has shown that compounds can be created by chemically modifying certain tetracyclines and that these new compounds have properties that may make them effective in treating diseases involving inflammation and/or destruction of the body’s connective tissues.

CollaGenex is evaluating various chemically modified tetracyclines (so called “IMPACS”(TM) compounds because they are Inhibitors of Multiple Proteases And CytokineS) to assess whether they are safe and effective in these applications. The Company has a pipeline of innovative product candidates with possible applications in dermatology and other disease states. In addition, CollaGenex has acquired the SansRosa(TM) technology, which consists of a class of compounds that have shown promise in reducing the redness associated with rosacea, and the Restoraderm(R) technology, a unique, proprietary dermal drug delivery system. CollaGenex plans to leverage these platforms to develop a range of topical dermatological products with enhanced pharmacologic and cosmetic properties.

To receive additional information on the Company, please visit our Website at www.collagenex.com, which does not form part of this press release.

Statements in this press release regarding management’s future expectations, beliefs, intentions, goals, strategies, plans or prospects, including statements relating to the Company’s plans to develop becocalcidiol and its future research and development efforts relating to Oracea, incyclinide and COL-118 and its dermatology franchise, product pipeline and intellectual, property, may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terminology such as “anticipate,” “believe,” “could,” “could increase the likelihood,” “estimate,” “expect,” “intend,” “is planned,” “may,” “should,” “will,” “will enable,” “would be expected,” “look forward,” “may provide,” “would” or similar terms, variations of such terms or the negative of those terms. Such forward-looking statements involve known and unknown risks, uncertainties and other factors including those risks, uncertainties and factors referred to in the Company’s Annual Report on Form 10-Q for the quarter ended March 31, 2007 filed with the Securities and Exchange Commission under the section “Risk Factors,” as well as other documents that may be filed by CollaGenex from time to time with the Securities and Exchange Commission. As a result of such risks, uncertainties and factors, the Company’s actual results may differ materially from any future results, performance or achievements discussed in or implied by the forward-looking statements contained herein. CollaGenex is providing the information in this press release as of this date and assumes no obligations to update the information included in this press release or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Periostat(R), Restoraderm(R) and Oracea(R) are registered trademarks and IMPACS(TM) and SansRosa(TM) are trademarks of CollaGenex Pharmaceuticals, Inc.

Novacort(R) and Alcortin(R) are trademarks of Primus Pharmaceuticals, Inc.

Pandel(R) is a trademark of Taisho Pharmaceuticals.

Atridox(R), Atrisorb(R) and Atrisorb-D(R) are registered trademarks of Tolmar, Inc.

Ophena™ is a trademark of QuatRx Pharmaceuticals Company.

All other trade names, trademarks or service marks are the property of their respective owners and are not the property of CollaGenex Pharmaceuticals, Inc. or any of our subsidiaries.

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